

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

Attn: Filing Desk - Stop 1-4

By Airmail


03029666

20th August, 2003.

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 22nd July 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 20th August 2003, confirming that HBOS plc no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. P. ASHCROFT
Company Secretary

Enc.



VIA PR NEWSWIRE DISCLOSE

ER 03/32

Company Announcements Office,
London Stock Exchange.

20th August, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Insight Investment Management Ltd, in a letter dated 18th August 2003 and received on 20th August 2003, that HBOS plc has decreased its holding such that it no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. P. ASHCROFT
Company Secretary